NEWS release

Filed by Voya Mutual Funds

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Voya Asia Pacific High Dividend Equity Income Fund (File No. 811-22004)

and Voya Emerging Markets High Dividend Equity Fund (File No. 811-22438)

Voya Investment Management Closed-End Funds Announce Proposed Mergers

SCOTTSDALE, AZ, June 2, 2026 – Voya Investment Management, the asset management business of Voya Financial, Inc. (NYSE: VOYA) announced today that it has recommended, and the Boards of Trustees of the Voya Asia Pacific High Dividend Equity Income Fund (TICKER: IAE) and the Voya Emerging Markets High Dividend Equity Fund (TICKER: IHD) have each approved, a merger of their respective fund into the Voya Multi-Manager Emerging Markets Equity Fund (TICKER: IEMLX), an open-end fund. Voya Investment Management also announced that it has reached agreement with a large institutional investor in each of IAE and IHD to support the mergers and remain a passive investor for a period of time.

IAE and IHD will each hold a special meeting of shareholders to consider approval of the transaction. Detailed information on the proposed mergers, and each fund’s respective meeting, will be contained in proxy materials expected to be filed with the Securities and Exchange Commission in the coming weeks.

SHAREHOLDER INQUIRIES: Shareholder Services at (800) 992-0180; voyainvestments.com

MEDIA CONTACT: Kris Kagel, (800) 992-0180

About Voya Investment Management

Voya Investment Management (IM) manages approximately $353 billion as of March 31, 2026, in assets across public and private fixed income, equities, multi-asset solutions and alternative strategies for institutions, financial intermediaries and individual investors. Drawing on a 50-year legacy of active investing and the expertise of 300+ investment professionals, Voya IM has cultivated a culture grounded in a commitment to understanding and anticipating clients’ needs, producing strong investment performance, and embedding inclusion in its business.

This press release is not intended to, and does not constitute an offer to purchase or sell shares of IAE, IHD, or IEMLX (together, the “Funds”) nor is this press release intended to solicit a proxy from any shareholder of the Funds. The solicitation of the purchase or sale of securities or of proxy to effect the Reorganization will only be made by a definitive Proxy Statement/Prospectus. The Proxy Statement/Prospectus has yet to be filed with the U.S. Securities and Exchange Commission (the “SEC”). After the Proxy Statement/Prospectus is filed with the SEC, it may be amended or withdrawn. The Proxy Statement/Prospectus will not be distributed to shareholders of the Funds unless and until a Registration Statement comprising of the Proxy Statement/Prospectus becomes effective with the SEC.

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